June 28, 2016

VIA EDGAR

Re:	Blue Buffalo Pet Products, Inc.
Registration Statement on Form S-1
Filed May 13, 2016
Amendment No. 2 to Registration Statement on Form S-1
Filed June 27, 2016
File No. 333-211377

Loan Lauren P. Nguyen

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Blue Buffalo Pet Products, Inc. (the “Company”), we are submitting this letter on a supplemental basis in response to the Staff’s oral comments provided on June 28, 2016, with respect to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed on May 16, 2016 (as amended, the “Registration Statement”). On behalf of the Company and the selling stockholders named in the Registration Statement, we hereby confirm that the offering size will not be increased above 17,250,000 shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”) (including 2,250,000 shares of Common Stock that may be sold upon the exercise of the underwriters’ option to purchase additional shares).

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Securities and Exchange Commission	June 28, 2016

Please do not hesitate to call Ken Wallach at (212) 455-3352 with any questions or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

            Parhaum J. Hamidi

Blue Buffalo Pet Products, Inc.

            Michael Nathenson

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